Exhibit 21.1

LIST OF SUBSIDIARIES

Name	Jurisdiction of Incorporation

BroadSoft Australia Pty Limited	Australia
BroadSoft Adaption, Inc.	Delaware
BroadSoft Brazil Software, Ltda.	Brazil
BroadSoft Bulgaria EOOD	Bulgaria
BroadSoft Casabi, LLC	Delaware
BroadSoft Finland Oy	Finland
BroadSoft iLinc Communications, Inc.	Delaware
BroadSoft International, Inc.	Delaware
BroadSoft Italy, S.r.l.	Italy
BroadSoft M6, LLC	Delaware
BroadSoft SAS	France
BroadSoft Switzerland GmbH	Switzerland
BroadSoft Mexico SA de CV	Mexico
BroadSoft Technologies Private Limited	India
BroadSoft UK Holding Company Ltd.	United Kingdom
BroadSoft UK Operating Company Ltd.	United Kingdom